UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2025

Keyvan Samini
President
Mobix Labs, Inc.
1 Venture, Suite 220
Irvine, California 92618

Re: Mobix Labs, Inc.
Registration Statement on Form S-1
Filed September 15, 2025
File No. 333-290247

Dear Keyvan Samini:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 15, 2025

Selling Stockholders, page 86

1. It appears that the conditions that would cause a transaction involving the issuance of the Maxim Pledge Shares have not occurred and therefore it might not be appropriate at this time to register the resale of the unissued Maxim Pledge Shares. Please review the guidance in Question 134.01 of our Securities Act Sections Compliance & Disclosure Interpretations and explain why you believe these shares are eligible to be covered by this registration statement.

Exhibits

2. Please file as exhibits the underlying agreements related to the transactions in August 2025 disclosed on pages 2 and 3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Raymond Lee, Esq.